Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

Chain Reaction: Bitcoin spot ETFs has been approved in the U.S. (w/ Michael Sonnenshein)

Jaclyn Melinek Hey everyone, it's Jaclyn Melinek. Welcome to Chain Reaction, a show that unpacks and dives deep into the latest trends, drama and news with some of the biggest names in crypto breaking things down block by block for the crypto curious. On today's episode, our guest is Michael Sonnenshein, the CEO of Grayscale Investments. Grayscale is a digital asset investment firm that aims to provide products and services to institutional and individual investors. It's pretty well known for its Grayscale Bitcoin Trust and now its new Bitcoin Spot ETF product. The company was founded in 2014 and is one of the world's largest digital asset currency managers. It owns tens of billions of dollars worth of Bitcoin, according to recent legal filings. The firm and its executives have made headlines in the past for their tenacious efforts to get their Bitcoin ETF approved after it was originally denied by the SEC in June 2022, and later, the D.C. Circuit Court of Appeals has ruled in favor of it. And now everything has changed. And Grayscale's Bitcoin Spot ETF was approved. So there's a lot to get into. Michael welcome to the show.

Michael Sonnenshein Thank you so much for having me. Great to be here.

Jaclyn Melinek Yeah. And so there has been a lot of terms thrown around the crypto space in the past couple weeks. The 19 B4, the S3 forms before we get into everything. What is all of that? And can you kind of walk us through the past few weeks in preparation for this moment?

Michael Sonnenshein Yeah, it's a good question, and I'm happy to be clarifying it because through the process of bringing Bitcoin ETF to market here in the US, everybody's somehow become a securities attorney, right. And started using terms like19b4 and S3 and S1. So 19b4 are statutory filings that listing exchanges make in order to amend their rules to have shares of new products traded on them. So in the case of Grayscale Bitcoin Trust, we're investing our shares on New York Stock Exchange. And so New York Stock Exchange is filing a 19 B4. Do you have shares listed to amend their rules. Um, to make, you know, new listing requirements, listing standards for a stock bitcoin product in the case of an S-1, or in our case, specifically because Grayscale Bitcoin Trust was an SEC reporting company before becoming an ETF and already existed, as opposed to some of the other filings, some to market. Um, it filed in S3. And this is also a statutory document with respect to coming to market, because it allows the shares to be registered with the SEC, which also needs to be deemed effective before those shares can come to market and trade as an ETF. So a lot of documents, a lot of filings, a lot of volleying back and forth with the SEC leading up to those approvals.

Jaclyn Melinek Right. And with all of this kind of going on, when was the moment you knew this is it, this is going to be approved by the SEC because this has been an extremely long time coming. You guys have been amazingly persistent to get to this point.

Michael Sonnenshein I think I've known for ten years that this was going to happen. You know, when I joined Grayscale in 2014, you know, we had about $60 million in assets and we only had one funds, Grayscale Bitcoin Trust. Now we obviously have a family of 17 different digital asset products. But we always intended for GBTC to become an ETF. And we always knew that the investor sentiment would get there, regulators would get there, the financial advisor community would get there, etc.. But if I think back over these last ten years, I'd say probably the most critical milestone or turning point was really when we got the decision from the D.C. Circuit Court of Appeals in the summer of 2023. That decision vacated the SEC's previous denial. Order of GBTC is up listing. And I think it was a moment not only a validation for us as an asset manager, but for the industry as a whole. We had clear common sense arguments that we knew would resonate in a court of law. We were really deeply held in our convictions. And looking back on the last, you know, kind of 6 or 7 months since that happened, that was really the catalyst that broke the logjam and caused a lot of excitement and investor optimism around spot Bitcoin ETF come to market. And many people actually believe that that moment was the beginning of what caused this most recent crypto winter to melt and ultimately dissipate.

Jaclyn Melinek Yeah. What do you think the DC court saw in that ruling, opposed to the other agencies that were kind of against this going up to this point, that made them go against the grain, so to speak?

Michael Sonnenshein Well, you know, when the SEC greenlit Bitcoin futures based ETFs, that was a milestone to be celebrated. I think about all these different milestones over my decade and gracious decade in crypto because it was, again, a moment of validation. But what I don't think was necessarily. Realized as the implication there is that by approving Bitcoin, futures based ETFs were continuing to deny spot based Bitcoin ETFs. The SEC was creating an unfair playing field and was advantage in the issuers that were futures based and disadvantaging those that were spot based. And that, you know, really for us, set off, you know, this moment where we realize that federal agencies can't treat alike issues differently. Um, and so really just sticking to common sense and straightforward an argument is that is really what I think was the compass that kind of guided our entire case in front of the D.C. circuit and ultimately got us the outcome that we wanted, which was unanimous decision from the judges. And in vacating of that denial.

Jaclyn Melinek And I kind of want to go into something I talked about in the intro. Grayscale's spot ETF application, unlike others, focuses on converting its GBTC product into a Spot Bitcoin ETF, right? Some people may understand this, but for the listeners who don't. What does this mean for those who own GBTC and now those who want to buy this? Where does that kind of place you.

Michael Sonnenshein Yeah. So we actually really use the term uplift um, rather than conversion. And the reason is that going into GBTC is ETF approval. There were already, you know, 20 some odd almost $30 billion of assets inside GBTC. Hundreds of thousands of shareholders, shareholders from all 50 states. And so upon that up listing from where GBTC was trading the OTC market to then trading on the New York Stock Exchange. You know, there was no there's no action that shareholders needed to take. You just simply saw the trading venue of where your shares were listed. Change the symbol, remain the same, meaning that, you know, you saw GBTC in your brokerage account or your IRA or wherever you hold it. And the next day you also still continue to see GBTC. So no tax implications. No, you know, trigger points or anything like that other than just the listing venue where shares of GBTC, you know, is trading. And so for folks that are looking to allocate to bitcoin in a brokerage account retirement account, you just got a punch in GBTC or or call your financial advisor and ask them about GBTC. And you can buy GBTC, you know through through any of those types of brokerage or retirement platforms.

Jaclyn Melinek You know, you said in the past in other news segments that GBTC is a popular investment vehicle. And you brought up some of those stats before. I'm curious, how much demand do you expect to see flowing in over the next few weeks to months?

Michael Sonnenshein Well, um, I think going into the Bitcoin ETF approvals, there was certainly a lot of pent up demand, right? By and large, many industry watchers and industry, you know, observers, particularly around the financial advisor and advised, you know, market, you know, realizes that even just here in the US alone, there is about $30 trillion worth of advised wealth. And so certainly not coming on to talk to you and say $30 trillion when you to Bitcoin that is not would be shocking. Yeah. Let the record state I'm not saying that right. You can say with certainty that by and large the advised wealth market has not been participating in this asset class. They haven't had spot products for Bitcoin made available to them, because those advisors, that pool of assets usually uses products that are sitting, you know, on the shelf within their brokerage house that's been approved, that's gone through, you know, the certain due diligence. And so I think over time, what we'll find is that advisors will be appreciating more and more the benefits of including Bitcoin in their clients portfolios as a diversification tool, increasing the total, you know, their absolute return strategy is building more efficient portfolios. And you'll start seeing some advisors putting, you know, a quarter of a point of their clients assets. Um, and maybe more aggressive advisors will start putting, you know, you know, one, two, three, maybe 5% of clients assets into Bitcoin through these spop Bitcoin ETFs. And so that's just the advise market. But on the other end of the market you have you know direct investors. You have institutions. You know the ETF wrapper is something that is really tried and true here in the US. There's thousands of ETFs that have provided access to all different kinds of asset classes. And so it's a moment of validation both for you know Bitcoin as an asset as well as the ETF wrapper as a, you know, investing in innovation and really bringing those two together.

Jaclyn Melinek And on the context of institutional investors. And maybe this applies to even retail investors whose employers don't let them invest in certain apps like Robinhood or things that are not monitored per se. Why does regulated bitcoin exposure matter opposed to just, you know, going out and. Getting it the way some people do today.

Michael Sonnenshein Well, I think for a lot of people and I think this really did, you know, comes back to the very ethos of why and how we started the Grayscale business a decade ago. We recognize the asset class. We recognize its transformative properties, and we recognize that there will be ever increasing demand for it. But we also recognize that it's new and with new means that investors were going to have challenges. Where do you buy crypto and how do you transfer it and store it in safekeeping? And so if you can instead give investors this transformative, you know, asset class, do a traditional form, a familiar form like an ETF will then perhaps you've now taken something that was unknown or novel to them and really brought it to them in a format that is digestible and actionable. And I think that's really why there's so much excitement about the introduction of these products.

Jaclyn Melinek Mhm. In the beginning you kind of talked about how you always knew this would happen, and this is a monumental moment. Many people are calling it watershed moment. How would you define what this means for the crypto space.

Michael Sonnenshein Oh, I wish we had even more time for this answer than we have. It it really means everything for the crypto space. You know, it wasn't even that much more than a year ago that we were seeing headlines calling for, you know, the end of crypto on the heels of the FTX collapse or things like that. And, you know, a year later, look at where we are, where you have some of the largest institutions, asset managers in the world publicly getting involved in crypto. Um, the introduction of spot Bitcoin ETFs that have been, you know, in such high demand in, you know, been so long sought after. And it's not just a moment of validation. It's a starting point. And I say that because this is, in my opinion, just the beginning. I think this helps to normalize the asset class in many ways for many investors. And in their eyes, I think it then for many investors, as we've experienced it, Grayscale causes them to diversify into other crypto investments. Firms like ours have filed for Ethereum products and, you know, want to continue to see the opening up and the accessibility of this asset class. And so I think in many ways, while it is certainly been a long term commitment of my team to deliver on GBTC as a Bitcoin ETF, and we're proud and thrilled and thankful to everyone who's been patient and with us along the way. But at the same time, it also feels like it's just the beginning and there's so much work to do in front of us, and that's really the stuff that keeps us really excited and motivated.

Jaclyn Melinek Yeah, I feel that, you know, as a reporter in the industry, it's exciting when things like this happen and it keeps me motivated too. So yeah. All right. Let's go into a quick break and then we'll go into some of the details after.

Jaclyn Melinek And we are back. As I mentioned, I wanted to talk about some of the details. There's a lot of talk about fee structure for Bitcoin spot ETFs. We've seen fidelity set theirs at 0.39%. Ark investments is at 0.8%. How should investors go about thinking about this and what really matters?

Michael Sonnenshein Yeah. So I think when it comes to fees, you're obviously seeing quite a bit of dispersion in the market. And that's not new. Um, you know there are various ETFs on the market that give you exposure to the S&P 500. And they're carry different fees. There's different funds that give you exposure to gold. They have different fees ultimately now with spot Bitcoin ETFs you know the same is going to be true here. And I think we want investors to choice. And choice is always been something that uh we've known about. And we've been prepared for that. You know GBTC wouldn't be the only spot Bitcoin ETF but others would come to market as well. And so for investors thinking about, you know, which product to use, there's a lot of factors to take into account. And fee is just one of them. For some investors they may think about you know, who the issuer is. Is it Grayscale a crypto specialist company or is it a more storied, you know, asset manager that they already use products from, who has all various types of products in market? And crypto is just one of the things they're doing. How long have these funds been around? Right. Grayscale and GBTC have been around for a decade. Some of these other funds are just getting started. How big and how liquid are these funds? Can investors buy in and sell out with the ease that they want to? GBTC is really, really big. It's the largest in the world, you know. So I do think that there's quite a bit of differentiation there. And that's okay. I think that creates a healthy market. And um, investors having choice is a good thing.

Jaclyn Melinek As it stands. How much GBTC is there for Grayscale right now.

Michael Sonnenshein Yes. So GBTC holds over 3% of the outstanding Bitcoin supply. And so it's the largest bitcoin fund in the world tens of billions of dollars.

Jaclyn Melinek And obviously Grayscale is going to be competitive. You guys are going to want to be the top dog if not the top dog in this situation. But do you think having multiple spot bitcoin ETFs is a good thing or a bad thing?

Michael Sonnenshein I yeah, like I'll reiterate, I think it's a good thing. I think it's going to create, you know good dynamics in the market. Investors should have choice I think you'll start seeing um, and you've begun to see some fun marketing and advertising campaigns. You know, Grayscale is certainly no stranger to that. We really like to meet investors where they are. We advertise, you know, today and I think, you know, over a dozen airports around the country, around TV, you know, across programmatic, you know, social, etc.. And so there's going to be competitive dynamics and that ultimately, I think is a good thing for investors. And there will ultimately be, you know, several of these products on market that, you know, matter that have significant AUM in them. And I do believe a rising tide lifts all boats. And we want, you know, as many investors as possible to be drawn to this asset class because again spot bitcoin ETF very very exciting. But it is also about a larger story of it really being the beginning of how to open up this asset class more broadly.

Jaclyn Melinek Yeah, that kind of segways into the next question I had for you is I asked earlier how you see demand evolving for GBTC, but how do you kind of see the greater crypto market and ecosystem shifting in the coming days and weeks, or just even long term now that we have this?

Michael Sonnenshein Yeah, there's such a good opportunity around this. You know, I appreciate the question because we face this every day with our clients. A lot of investors have increasingly been thinking about their crypto exposure. And is it solely in Bitcoin and solely in Ethereum. Because, you know, those are the two assets they've heard the most about. And they're the largest assets within crypto by market cap. And earlier in 2023, we actually decided to try and be a guide as best we could for investors by providing them a framework for how to think about the asset class overall. And so if you think about this in terms of traditional companies or public equities, we have the GICs codes, right? We know what companies are healthcare companies, what companies are energy companies, what companies are, you know, financials. But we don't really have that for crypto. And so our team developed something called the Grayscale crypto sectors. And it was really intended to be that guide to help investors explore the rest of the crypto asset class, understand the differentiation between different crypto assets, their use cases, their addressable markets, and ultimately make crypto investing accessible and realize that just because two assets are both crypto doesn't mean that they're necessarily competing with each other, right? They might actually be complementary in some cases. So we think we're in the early days of that. But we also we're excited how the Grayscale crypto sectors can really frame some of those. Conversations. Investors understanding of crypto. Developing the vernacular around crypto. And I think you're going to see a lot more of that in 2024 and beyond.

Jaclyn Melinek And speaking of the future, what else should we look out for from Grayscale? I feel like it's so unfair to ask that, but as a reporter, I have to.

Michael Sonnenshein Um, well, we're we're a firm that likes to bring future forward products and exposures to our investors. And so we're always thinking about unique investment exposures, unique wrappers, unique ways to access the market, and really leaning into ourselves as a crypto specialist to be that partner to investors, to advisors as they want to navigate crypto. So it has been a tough but fun and certainly rewarding slog to get here to a Bitcoin ETF. But I'll I'll end it by saying our work here is certainly not done. It is. It is just the beginning.

Jaclyn Melinek Mhm. Agreed. And Michael one last question. Gotta ask do you think the SEC chair Gary Gensler is now a Bitcoin fan.

Michael Sonnenshein You know it's interesting. I think if I remember seeing some YouTube videos at points you know.

Jaclyn Melinek When he was a professor. Yeah.

Michael Sonnenshein Yeah. Like he says about Bitcoin. So you know I don't know if you can actually call somebody a fan just because they educated people about something. You know, what I will say is everybody is entitled to their own views. And um, and that's and that's fine. But when it comes to the public domain and protecting investors, etc., um, you know, I hope that there's recognition that, you know, my team and I have done our best to pave the path for regulated access, appropriate disclosures, investor protections, um, to really bring crypto to as many people as possible. And a lot of that's in the SEC collaboration. So I sure hope he's a Bitcoin fan. Like, um, would be very tough to to outright call him one.

Jaclyn Melinek That was a nice response Michael. Thanks for entertaining that one. And thank you for coming on today to talk about all this.

Michael Sonnenshein Thank you for having me. Always good to chat.

Jaclyn Melinek We'll be back every week with the top news on the crypto ecosystem. Catch us on Tuesdays for interviews with experts in the Web3 space. You can keep up with us on Spotify, Apple Music, or your favorite Pod platform and subscribe to our companion newsletter, also called Chain Reaction. Links to the newsletter in the stories we talked about can be found in our show notes, and be sure to follow us at chain Underscore Reaction on Twitter.

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